UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Opera Limited

(Name of issuer)

Ordinary Shares, par value $0.0001 (Title of class of securities)

68373M107

(CUSIP number)

Jie Lv

Kunlun Tech Co., Ltd.

Block B, Mingyang International Center, No. 46 Xizongbu Hutong

Dongcheng District, Beijing, People’s Republic of China

+86 138-1135-3317

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing two ordinary shares of the Issuer.

(1)		Names of reporting persons

Kunlun Tech Limited
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

Hong Kong
	(7)	Sole voting power

Number of		128,020,286
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		128,020,286
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

128,020,286
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

71.3%*
(14)		Type of reporting person (see instructions)

CO

*	Calculation is based upon 179,684,494 ordinary shares outstanding of the Issuer as of March 31, 2023 as disclosed in the Issuer’s Form 6-K furnished with the SEC on April 27, 2023.

(1)		Names of reporting persons

Kunlun Group Limited
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

Hong Kong
	(7)	Sole voting power

Number of		87,092,201
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		87,092,201
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

87,092,201
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

48.5%*
(14)		Type of reporting person (see instructions)

CO

*	Calculation is based upon 179,684,494 ordinary shares outstanding of the Issuer as of March 31, 2023 as disclosed in the Issuer’s Form 6-K furnished with the SEC on April 27, 2023.

(1)		Names of reporting persons

Kunlun Tech Co., Ltd.
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

People’s Republic of China
	(7)	Sole voting power

Number of		128,020,286
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		128,020,286
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

128,020,286
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

71.3%*
(14)		Type of reporting person (see instructions)

CO

*	Calculation is based upon 179,684,494 ordinary shares outstanding of the Issuer as of March 31, 2023 as disclosed in the Issuer’s Form 6-K furnished with the SEC on April 27, 2023.

(1)		Names of reporting persons

Yahui Zhou
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

People’s Republic of China
	(7)	Sole voting power

Number of		141,773,298
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		141,773,298
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

141,773,298 (This includes 128,020,286 shares beneficially by Kunlun Entities (see definition below), in which Mr. Yahui Zhou is the controlling shareholder. See Item 2 below.)
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

78.9%*
(14)		Type of reporting person (see instructions)

IN

*	Calculation is based upon 179,684,494 ordinary shares outstanding of the Issuer as of March 31, 2023 as disclosed in the Issuer’s Form 6-K furnished with the SEC on April 27, 2023.

(1)		Names of reporting persons

Keeneyes Future Holding Inc.
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

Cayman Islands
	(7)	Sole voting power

Number of		13,753,012
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		13,753,012
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

13,753,012
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

7.6%*
(14)		Type of reporting person (see instructions)

CO

*	Calculation is based upon 179,684,494 ordinary shares outstanding of the Issuer as of March 31, 2023 as disclosed in the Issuer’s Form 6-K furnished with the SEC on April 27, 2023.

(1)		Names of reporting persons

Perfect Fortune Consultancy Limited
(2)		Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)

WC
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)		Citizenship or place of organization

British Virgin Islands
	(7)	Sole voting power

Number of		13,753,012
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		13,753,012
	(10)	Shared dispositive power

0
(11)		Aggregate amount beneficially owned by each reporting person

13,753,012
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)		Percent of class represented by amount in Row (11)

7.6%*
(14)		Type of reporting person (see instructions)

CO

*	Calculation is based upon 179,684,494 ordinary shares outstanding of the Issuer as of March 31, 2023 as disclosed in the Issuer’s Form 6-K furnished with the SEC on April 27, 2023.

Introductory Statement

This Amendment No. 5 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2019, as amended on January 13, 2021, November 26, 2021, December 19, 2022, and May 16, 2023 (as so amended, the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”), on behalf of each of the Reporting Persons (as defined below) herein.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains in effect, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Act:

1)

Kunlun Tech Limited, a limited liability company incorporated in Hong Kong (“KTL”), with its registered address at FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK, and its principal business in investment holding;

2)

Kunlun Group Limited, a limited liability company incorporated in Hong Kong (“KGL”), with its registered address at RM 3508, 35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, and its principal business in investment holding;

3)

Kunlun Tech Co., Ltd., a company incorporated in the People’s Republic of China (“KTC”, together with KTL and KGL, the “Kunlun Entities”) and previously named Beijing Kunlun Tech Co., Ltd., with its business address at 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China. KTC is a global internet company listed on the Shenzhen Stock Exchange in January 2015;

4)

Mr. Yahui Zhou, citizen of the People’s Republic of China, chairman of the board of directors and the chief executive officer of the Issuer, with his business address at 10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China;

5)

Keeneyes Future Holding Inc., an exempted company incorporated in Cayman Islands (“KFH”), with its registered address at P.O. Box 1103, George Town, Grand Cayman KY1-1102 Cayman Islands, and its principal business in investment holding; and

6)

Perfect Fortune Consultancy Limited, a company limited by shares incorporated in British Virgin Islands (“PFC”), with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, its registered agent is Trident Trust Company (B.V.I.) Limited, which is registered in Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

KTL, KGL, KTC, Mr. Yahui Zhou, KFH and PFC are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of KTL, KGL, KTC, KFH and PFC as of the date hereof is set forth on Schedule A, Schedule B, Schedule C, Schedule D and Schedule E.

KTL is the holder of the 128,020,286 ordinary shares reported on this Schedule 13D, which amount consists of (i) 125,666,666 ordinary shares and (ii) 1,176,810 ADSs, representing 2,353,620 ordinary shares.

KTL is 68.03% owned by KGL and 31.97% owned by KTC. KGL is wholly owned by KTC.

KFH is the holder of the 6,876,506 ADSs, representing 13,753,012 ordinary shares reported on this Schedule 13D. PFC is the sole shareholder of KFH.

Mr. Yahui Zhou is the chairman of the board and chief executive officer of the Issuer. He beneficially owns 141,773,298 ordinary shares of the Issuer through:

(i)

128,020,286 ordinary shares (consisting of 125,666,666 ordinary shares and 1,176,810 ADSs, representing 2,353,620 ordinary shares) held by KTL, which is indirectly wholly-owned by KTC. Mr. Zhou directly holds 12.2% of the equity interest of KTC and indirectly holds 16.0% through Xinyu Yingrui Century Software R&D Center L.P., a limited partnership established in the People’s Republic of China (“Xinyu Yingrui”), which is co-owned by Mr. Zhou and Ms. Qiong Li. Mr. Zhou, holds 54.8% of the equity interest of Xinyu Yingrui and, as the general partner, has sole decision making authority in terms of how the partnership exercises its ownership rights in KTC.

(ii)

6,876,506 ADSs, representing 13,753,012 ordinary shares held by KFH, which is wholly owned by PFC. PFC is wholly owned by The Prosperity Trust, with Trident Trust Company (HK) Limited as the trustee, Mr. Zhou as the settlor and beneficiary. Mr. Yahui Zhou retains the voting powers with respect of shares in PFC which forms part of the Trust Fund of The Prosperity Trust.

The number of ordinary shares owned by KGL on the Issuer has been furnished to reflect the Debt-to-Equity Swap between KTL and KGL. See Item 5 below.

The number of total outstanding shares of the Issuer as of March 31, 2023 is 179,684,494.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A, Schedule B, Schedule C, Schedule D and Schedule E hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 14, 2019.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

In general, the shares reported in this Schedule 13D are held for investment purposes.

On June 7, 2023, KFH filed a Form 144 Notice of Proposed Sale of Securities Pursuant to Rule 144 under the Securities Act of 1933 with the SEC (“Form 144 Notice”) relating to the proposed sale by KFH of up to 1,000,000 ADSs in accordance with Rule 144 (“Rule 144”) promulgated by the SEC under the Securities Act of 1933, as amended (the “June 7 Form 144 Notice”). On June 21, 2023, KFH further filed a Form 144 Notice relating to the proposed sale by KFH of up to 2,700,000 ADSs in accordance with Rule 144 (the “June 21 Form 144 Notice”, together with the June 7 Form 144 Notice, the “Form 144 Notices”). As a result thereof, such Form 144 Notices cover the proposed sale by KFH of 3,700,000 ADSs, representing 7,400,000 ordinary shares of the Issuer in the aggregate in accordance with Rule 144. Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons plan to sell such shares beneficially owned by them at any time and from time to time, in the open market, in a privately negotiated transaction or otherwise, to diversify their investment portfolio.

Accordingly, from June 9, 2023 to June 23, 2023, KFH sold an aggregate of 2,873,494 ADSs, representing 5,746,988 ordinary shares of the Issuer in open market transactions on the NASDAQ Global Select Market and in a privately negotiated transaction pursuant to Rule 144. After giving effect to such sales, the Reporting Persons beneficially owned 78.9% of the total ordinary shares outstanding of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and subject to compliance with applicable laws, rules and regulations, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D. There can be no assurance, however, that any Reporting Person will take any and all of such actions.

Except as set forth in this Amendment, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(c) KFH has engaged in the following depositions of the Issuer’s shares, which were effected in open market transactions on the NASDAQ Global Select Market: (1)

Date	Number of ADSs Sold	Weighted Average Price Per ADS**
June 9, 2023	63,764	US$ 18.1499
June 20, 2023	109,730	US$ 19.1908

** Upon request by the SEC, full information regarding the number of shares sold at each separate price will be provided.

On June 23, 2023, KFH also agreed to sell a total of 2,700,000 ADSs at US$16.50 to an unaffiliated third party in a privately negotiated transaction. The sale was completed on June 27, 2023.

Except as disclosed herein, none of the Reporting Persons has effected any transactions relating to the ordinary shares or ADSs of the Issuer since the filing of Amendment No. 4 to Schedule 13D on May 16, 2023.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit 99.1 hereof.

Exhibit 99.1:

Joint Filing Agreement, dated as of July 5, 2023, by and between Kunlun Tech Limited, Kunlun Group Limited, Kunlun Tech Co., Ltd., Mr. Yahui Zhou, Perfect Fortune Consultancy Limited and Keeneyes Future Holding Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

Kunlun Tech Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Group Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Tech Co., Ltd.

By:	/s/ Han Fang
Name:	Han Fang
Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

Keeneyes Future Holding Inc.

By:	/s/ Yahui Zhou
Name:	Yahui Zhou
Title:	Director

Perfect Fortune Consultancy Limited

By:	/s/ Christiaan De Bruyn
Name:	Christiaan De Bruyn on behalf of T Proteus Limited
Title:	Director

SCHEDULE A

Directors and Executive Officers of Kunlun Tech Limited

The business address of each of the following directors and executive officers is FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK.

Directors:

Name	Citizenship
Tian Jin	PRC
Hanting Han	PRC
Guang Yang	USA

Executive Officers:

N/A

SCHEDULE B

Directors and Executive Officers of Kunlun Group Limited.

The business address of each of the following directors and executive officers is RM 3508，35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Directors:

Name	Citizenship
Tian Jin	PRC
Hanting Han	PRC
Guang Yang	USA

Executive Officers:

N/A

SCHEDULE C

Directors and Executive Officers of Kunlun Tech Co., Ltd.

The business address of each of the following directors is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

Directors:

Name	Citizenship
Tian Jin	PRC
Han Fang	PRC
Jie Lv	PRC
Guoqiang Huang	PRC
Hongliang Zhang	PRC
Shimu Qian	PRC
Lei Xue	PRC

Executive Officers:

Name	Title	Citizenship
Han Fang	General manager	PRC
Jie Lv	Vice general manager, Secretary of the board of directors	PRC
Wei Zhang	Chief financial officer	PRC

SCHEDULE D

Directors and Executive Officers of Keeneyes Future Holding Inc.

The business address of the following director is P.O. Box 1103, George Town, Grand Cayman KY1-1102 Cayman Islands.

Director:

Name	Citizenship
Yahui Zhou	PRC

Executive Officer:

N/A

SCHEDULE E

Directors and Executive Officers of Perfect Fortune Consultancy Limited

The business address of the following director is Trident Chambers, P.O. Box 146, Road Town, Tortola VG1110, British Virgin Islands.

Directors:

Name	Citizenship
T Proteus Limited	British Virgin Islands

Executive Officers:

N/A